Yucheng Technologies Limited
F9 Tower D, Beijing Global Trade Center,
36 North Third Ring Road East, Dongcheng District
Beijing, PRC  100013

September 1, 2011

VIA EDGAR
United States Securities and
Exchange Commission
Washington, D.C. 20549
Attention: Kathleen Collins

Re:	Yucheng Technologies Limited Form 20-F for the Fiscal Years ended December 31, 2010 and 2009 Filed July 1, 2011 and June 30, 2010, respectively File No. 001-33134

Dear Ms. Collins:

The company, Yucheng Technologies Limited, respectively requests an extension of the response date to the letter of the Staff of the SEC dated August 17, 2011. The company plans to respond on or before September 12, 2011.

Thank you very much.

Sincerely /S/ Steve Dai Steve Dai, Chief Financial Officer